UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number: 333-156475

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FINISAR CORPORATION 401(K) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FINISAR CORPORATION
1389 Moffett Park Drive
Sunnyvale, California 94089

Finisar Corporation
401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

* Schedules other than listed above have been omitted because they are not applicable or are not required by 29 CFR2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Finisar Corporation
401(k) Profit Sharing Plan
Sunnyvale, California
We have audited the accompanying statement of net assets available for benefits of the Finisar Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

San Jose, California
June 24, 2016

Report of Independent Registered Public Accounting Firm

To the Participants and
Plan Administrator of the
Finisar Corporation
401(k) Profit Sharing Plan
We have audited the accompanying statement of net assets available for benefits of the Finisar Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2014. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Campbell, California
June 24, 2015

Finisar Corporation
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
As of December 31, 2015 and 2014

	December 31,
	2015	2014
Assets:
Investments	$118,052,763	$112,464,972
Other assets	95	—
Notes receivable from participants	1,108,888	1,057,934
Total assets	119,161,746	113,522,906
Net assets available for benefits	$119,161,746	$113,522,906
See Accompanying Notes to Financial Statements

Finisar Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015

Additions to net assets attributed to:
Investment income (loss):
Dividend income	$987,855
Interest income	501,484
Net depreciation in fair value of investments	(3,200,922)
Total investment loss, net	(1,711,583)
Interest income on notes receivable from participants	43,944
Contributions:
Participants	8,989,479
Rollovers	925,682
Employer	2,472,178
Total contributions	12,387,339
Total additions, net	10,719,700
Deductions from net assets attributed to:
Withdrawals and distributions	4,960,118
Administrative expenses	120,742
Total deductions	5,080,860
Net increase in net assets	5,638,840

Net assets available for benefits at beginning of year	113,522,906
Net assets available for benefits at end of year	$119,161,746
See Accompanying Notes to Financial Statements

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015

NOTE 1 - DESCRIPTION OF PLAN

General - The following description of the Finisar Corporation 401(k) Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established on January 1, 1996, by Finisar Corporation (the "Company" or "Plan Administrator") covering all eligible employees of the Company and affiliated entities as defined in the Plan agreement. The Plan Administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Administration - The Company has contracted with Prudential Trust Company ("Prudential") to act as the trustee, custodian and to process and maintain the records of participant data. An Administrative Committee ("the Committee") manages and monitors the operations of the Plan.

Eligibility - Employees over the age of 18, as defined in the Plan agreement, are eligible to participate in the Plan and can enter into the Plan on the first day of each Plan year quarter.

Participant Contributions - Each year, participants may contribute up to the maximum allowed by law, not to exceed 20% of eligible pre-tax annual compensation, as defined in the Plan agreement. Participants who are fifty years or older by the end of a calendar year can elect to make additional contributions (called "catch-up contributions") to the Plan, not to exceed the maximum allowed by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may also make Roth contributions to the Plan.

Employer Contributions - The Company may make discretionary matching contributions and/or discretionary profit sharing contributions as determined by the Board of Directors. The Company may make the matching contributions in shares of Finisar common stock in lieu of cash. A participant must be employed on the last day of the Plan year to be eligible for a discretionary matching contribution. In addition, matching contributions will be made on account of participants who incur a severance from employment during the plan year due to death, disability or a Company initiated reduction in workforce. In 2015, the Company matched 50% of each eligible participant's annual elective deferrals up to 6% of eligible compensation. The matching contribution consisted of 163,464 shares of the Company's common stock and cash paid for fractional shares, for a total contribution of $2,441,480.

Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution, if any, the Company's discretionary profit sharing contribution, if any, Plan earnings or losses, forfeitures, if any, and Plan expenses as applicable to the Plan. Plan earnings and losses are allocated based on participant investment choices. Allocation of the Company's discretionary profit sharing contribution is based on participant compensation and is further limited to certain employment requirements. Allocation of the Company's discretionary matching contribution is based on participant contributions, or eligible employee compensation, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Certain investment fees are charged by Prudential, and are included in investment income and losses and charged to participant accounts. Participants should refer to the funds' prospectuses for further information on these fees.

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2015

Vesting - Participants are fully vested in their contribution amounts, rollover contributions amounts and earnings thereon. Participants vest in the employer discretionary contributions at a rate of 25% per year of credited service and are fully vested after four years of credited service. Participants become fully vested in the event of death, disability, retirement and Plan termination.

Forfeitures - Forfeited nonvested accounts can be used to restore previously forfeited account balances of rehired participants, and any remaining amount, at the discretion of the Administrative Committee, can be used to pay Plan expenses and/or to be applied to the Company's matching and/or profit sharing contribution. If forfeitures are not utilized, they will be allocated to participants based on participants' compensation. The amount of unallocated forfeitures as of December 31, 2015 and 2014 amounted to $6,598 and $30,698, respectively. No forfeitures were utilized to pay Plan expenses in 2015 and $30,698 of forfeitures were allocated to participants in 2015. Forfeitures allocated to participants are included in employer contributions on the statement of changes in net assets available for benefits.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The notes receivable from participants ("notes receivable") are secured by the vested balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates at December 31, 2015 range from 4.25% to 5.50%. Principal and interest is paid ratably through payroll deductions. Notes receivable must be repaid within a five-year period, unless the proceeds are used for the purchase of a principal residence in which case the maximum repayment period may be up to ten years. Only one outstanding note receivable per participant is allowed at one time. The specific terms and conditions of such notes receivables are established by the Plan Administrator.

Payment of Benefits - Distributions from the Plan may only be made after specific events have occurred. Participants are eligible for a distribution upon termination of employment, death, disability or retirement, and are paid in accordance with Plan provisions. Participants may be eligible to receive distributions up to their vested account balances in the case of financial hardship. Participants are allowed to receive in-service distributions upon attaining age 59 1/2. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Investments of the Plan are reported at fair value as determined by Prudential. Fair value is the price that would be received to sell an asset or paid to transfer

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2015

a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

Administrative Expenses - Substantially all expenses incurred for administering the Plan are paid by the Plan. Administrative expenses recorded in the Plan represent record keeping fees, trust fees, investment advisor fees and accounting fees. Loan fees are deducted directly from the participant’s accounts and are included in administrative expenses.

Payment of Benefits - Benefits are recorded when paid.

Subsequent Events - The Plan was amended and restated effective January 1, 2016 to comply with recent updates in regulatory requirements including the Pension Protection Act. There were no other significant changes to the Plan provisions. The Plan has evaluated subsequent events through June 24, 2016, the date the financial statements were available to be issued.

Recent Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board ("FASB") issued guidance eliminating the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value ("NAV") per share practical expedient. The guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt this guidance on a retrospective basis for the year ended December 31, 2015. Adoption of this guidance and prior fiscal year reclassifications did not have a material impact on Plan's financial statements or disclosures.

In July 2015, the FASB issued guidance to simplify employee benefit plan accounting. Part I of this guidance eliminates the requirements to measure the fair value of fully benefit-responsive contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits, net appreciation or depreciation for investments by general type, and disaggregated investments by nature, risks, and characteristics. Part III is not applicable to the plan. The guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt this guidance on a retrospective basis for the year ended December 31, 2015. Adoption of this guidance did not have a material impact on Plan's financial statements or disclosures.

NOTE 3 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, including the Company's common stock. Investment securities are exposed to various risks such as interest rate, market fluctuations, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2015

changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4 - FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Valued at the NAV of shares held by the Plan at year end based on closing market prices.

Common stock: Valued at closing market price at year end.

Money market fund: Valued using the market approach at the NAV of $1.00 per single share of the fund as determined by the fund company.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2015

The following tables set forth the Plan's assets by level, within the fair value hierarchy:

	Assets as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$92,599,623	$—	$—	$92,599,623
Company Stock	6,367,957	—	—	6,367,957
Total Investments at Fair Value	98,967,580	—	—	98,967,580
Guaranteed Interest Account Measured at Contract Value	—	—	—	19,085,183
Total Investments	$98,967,580	$—	$—	$118,052,763

	Assets as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds	$89,639,471	$—	$—	$89,639,471
Company Stock	6,208,590	—	—	6,208,590
Total Investments at Fair Value	95,848,061	—	—	95,848,061
Money Market Fund Measured at NAV practical expedient	—	—	—	2,015,193
Guaranteed Interest Account Measured at Contract Value	—	—	—	14,601,718
Total Investments	$95,848,061	$—	$—	$112,464,972

NOTE 5 — INSURANCE COMPANY ISSUED EVERGREEN GROUP ANNUITY

The Guaranteed Interest Account ("GIA") is an insurance company issued evergreen group annuity valued at contract value, as reported by Prudential. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. The GIA is fully benefit-responsive. The minimum crediting interest rate under the contract is 3.00%. Interest is credited on balances using an Old Money/New Money or "bucketed" approach. Under this methodology different interest crediting rates are applied to contributions based on the calendar quarter in which contributions were made, and this rate is guaranteed through December 31 of the following calendar year. Upon expiration of the New Money rate guarantees the rates are reset annually. All rates are set at Prudential's discretion. A Company initiated termination of the contract is an event that could limit the ability of the plan to transact at contract value paid within 90 days. In this instance, contract value could be paid over time, or at the Plan Administrator's discretion, paid over at most a one year period after the application of market value adjustments. The Plan Administrator does not believe that the occurrence of such event is probable.

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2015

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Prudential and qualify as party-in-interest. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Finisar Stock Fund ("the Fund"), which is primarily invested in shares of Company common stock. Investments in the Fund are at the direction of the Plan participants. Participants are not permitted to allocate more than 10% of their total contributions, including Company matching contributions, to the Fund and the maximum amount of the participant's account balance that can be allocated to the Fund is limited to 10% of the participant's account. The shares of Company common stock are traded in the open market.

During the year ended December 31, 2015, the Plan purchased 180,720 shares of the Company's common stock and sold or distributed 62,625 shares of the Company's common stock.

NOTE 7 - PLAN TERMINATION AND/OR MODIFICATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event that the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 8 - TAX STATUS

The Internal Revenue Service has determined in a letter dated March 31, 2008 that the prototype plan document was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Although the Plan document has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan and related trust are designed, and is currently being operated, in compliance with applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the various taxing authorities and government agencies. The Plan Administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan was not audited since inception and there are currently no audits for any tax periods in progress.

Finisar Corporation
401(k) Profit Sharing Plan

EIN 94-3038428, Plan # 001
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2015

		(c)
	(b)	Description of Investment, Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Value	value
	American Funds American Balanced Fund	Mutual Fund	$4,137,416
	American Funds Capital World Growth & Income Fund	Mutual Fund	2,440,549
	American Funds EuroPacific Growth Fund	Mutual Fund	886,644
	American Funds New World Fund	Mutual Fund	1,201,992
	Blackrock Health Sciences Portfolio	Mutual Fund	9,740,181
	Fidelity Advisor Materials Fund	Mutual Fund	1,903,727
	Franklin Utilities Fund	Mutual Fund	1,904,508
	Goldman Sachs Mid Cap Value Institutional Fund	Mutual Fund	8,141,867
	Invesco Real Estate Fund	Mutual Fund	1,233,632
	Ivy Science and Technology Fund	Mutual Fund	2,241,243
	JP Morgan Small Cap Equity Fund	Mutual Fund	2,362,441
	Lord Abbett Developing Growth Fund	Mutual Fund	2,968,990
	Lord Abbett Income Fund	Mutual Fund	1,192,833
	Nuveen Inflation Protected Securities Fund	Mutual Fund	236,258
	Oppenheimer International Growth Fund	Mutual Fund	11,395,821
	PIMCO Commodity Real Return Strategy A Fund	Mutual Fund	44,164
*	Prudential Guaranteed Interest Account	Insurance Company Issued Evergreen	19,085,183
*	Prudential Jennison Mid Cap Growth Fund	Mutual Fund	8,816,580
*	Prudential Stock Index Fund	Mutual Fund	6,392,752
	Ridgeworth Large Cap Value I Fund	Mutual Fund	9,759,513
	Wells Fargo Advantage Growth Fund	Mutual Fund	15,598,512
*	Finisar Company Stock	Common Stock	6,367,957
	Assets held for investment purposes		118,052,763
*	Participant Loans	Interest rates from 4.25% to 5.50% Maturity dates through January 2021	1,108,888
	Total		$119,161,651

* Indicates party-in-interest to the Plan

Column (d) for Cost has been omitted as investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

FINISAR CORPORATION 401(k) PROFIT SHARING PLAN

Date: June 24, 2016	By:	/s/ Kurt Adzema
Kurt Adzema
Executive Vice President, Finance and Chief Financial Officer
Finisar Corporation

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm